NEWS RELEASE

INTEROIL ANNOUNCES FOURTH QUARTER GUIDANCE ON EARNINGS

February 23, 2009 -- InterOil Corporation (IOC:US NYSE Alternext) (IOC:POMSoX) today advised that un-audited EBITDA, (Earnings before Interest, Taxes, Depreciation and Amortization) is in the range between $22 million and $26 million, an improvement over 2007 EBITDA of US$5 million.  The EBITDA and Net Profit After Tax (NPAT) were impacted by the rapid decline in crude oil prices, from over US$90 per barrel in September to approximately US$50 per barrel at quarter end, which resulted in inventory revaluation losses in the fourth quarter of approximately $52 million.  These losses were reduced by hedging gains of approximately $28 million.  A further $15 million in long term diesel hedge profits was realized in January 2009, having been hedge accounted for as at December 31, 2008, and which will consequently improve our 2009 NPAT.  Our revised 2008 year NPAT outlook on a consolidated basis is a loss ranging between $9 and $13 million, which is an improvement over the 2007 NPAT loss of $29 million.
"Despite an extremely difficult quarter for the entire industry, we are pleased that the hedging controls in place have offset the massive swing in crude oil prices and the subsequent effect on our product prices and margins," said Chief Executive Officer, Mr. Phil Mulacek.  Mr. Collin Visaggio, Chief Financial Officer, noted, "Although crude price falls have had an effect on our quarterly and annual financials, while spread over two reporting periods the net result is an example of the prudence of our hedging strategy which has covered a significant portion of our inventory losses."

Non-GAAP Measures and Reconciliation

Earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, represents our net income/ (loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense.  EBITDA is used by InterOil to analyze operating performance.  EBITDA does not have a standardized meaning prescribed by United States or Canadian generally accepted accounting principles and, therefore, may not be comparable with the calculation of similar measures for other companies.  The items excluded from EBITDA are significant in assessing our operating results.  Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with Canadian generally accepted accounting principles.  Further, EBITDA is not a measure of cash flow under Canadian generally accepted accounting principles and should not be considered as such.  For reconciliation of EBITDA to the net income (loss) under GAAP, refer to the Non GAAP Measures Reconciliation of our MD&A.

InterOil News Release

COMPANY DESCRIPTION

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 8.7 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant in Papua New Guinea, on a site adjacent to InterOil’s refinery in Port Moresby.
InterOil’s common shares trade on the NYSE Alternext US LLC (formerly the American Stock Exchange) in US dollars.

FOR INVESTOR RELATIONS ENQUIRIES:

Wayne Andrews	Anesti Dermedgoglou
V. P. Capital Markets	V.P. Investor Relations
Wayne.Andrews@InterOil.com	Anesti@InterOil.com
The Woodlands, TX USA	Cairns Qld, Australia
Phone: 281-292-1800	Phone: +61 7 4046 4600

Cautionary Statements

This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements. In particular, this press release contains forward looking statements concerning InterOil’s annual profit results before completion of the accounting and audit review process. These statements are based on certain assumptions made by the Company based on its view of the results to date and other factors it believes are appropriate in the circumstances.  No assurances can be given however, that these events will occur.  Actual results will differ, and the difference may be material and adverse to the Company and its shareholders.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.  Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2007 on Form 40-F and its Annual Information Form for the year ended December 31, 2007.

InterOil News Release

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.

InterOil News Release